PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

08001274

SUPPL

5th March 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SEC
Mail Processing
Section

MAR 12 2008

Washington, DC
100

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th March 2008.

"UK Block 23/22b Farmout"

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

3/18

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

UK Block 23/22b Farmout

Premier is pleased to announce the completion of farmout agreements with Oilexco and BG relating to its interest in Block 23/22b which contains the Palaeocene Sparrow prospect (25-40 mmbbls, on trend with the recent Columbus discovery) along with a deeper Jurassic prospect. Oilexco are drilling a well to test a Jurassic prospect in the adjacent block 23/21, which will be sidetracked to test the Sparrow prospect. Premier will be carried for the costs of the well and will retain a 25% interest. The well is expected to spud imminently.

5 March 2008

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END